

January 23, 2013

<u>Via E-mail</u>
Mr. James Guerra
Chief Operating Officer and Chief Financial Officer
Lightbridge Corporation
1600 Tysons Boulevard, Suite 550
McLean, VA 22102

      **Re:**    **Lightbridge Corporation**
               **Form 10-K for the fiscal year ended December 31, 2011**
               **Filed February 22, 2012**
               **File No. 001-34487**

Dear Mr. Guerra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarterly period ended September 30, 2012</u>

<u>Liquidity and Capital Resources, page 33</u>

1.     We note your response to comment 1 and your proposed disclosure. In future filings, please discuss your potential sources of liquidity, and discuss any steps you have taken toward securing future financing, or state that you have not begun to look for new financing or additional sources of capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief